Roberts & Henry
                      164 Honeysuckle Drive
                        Jupiter, FL 33458
                          561-744-5932


VIA EDGAR
Christian Sandoe
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC 20549

September 16, 2005

Re:  Ehrenkrantz Trust
     Post Effective Amendment No. 22
     File Nos. 33-10888 and 811-04938

Dear Christian:

We hereby respectfully request an accelerated effective date of October 1, 2005 to the Post Effective Amendment No. 22 for the referenced Fund.

Please call the undersigned in the event you have any questions or require any further information.

Sincerely,

/s/ Thomas C. Henry

    Thomas C. Henry